MASTERWORKS

$500 Minimum: George Condo (18.6% | 0.84 | $3,885,000)



Invest with just $500!

GEORGE CONDO



Price Appreciation of Similar Works

18.6%*

Market Risk-Adjusted Appreciation

0.84 vs. **0.48** vs. **0.55**

Condo's Market | All Art Market | S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by George Condo with the following criteria: works on canvas executed from 2009 to present that measure 45 inches by 45 inches to 120 inches by 120 inches and which to the best of our ability to determine, depict multi-figure compositions with four or more distinct figures executed in a cubist and/or largely abstracted style. The set of similar works includes a painting, acquired by Masterworks 029, LLC at Phillips London 20th Century and Contemporary Art Evening Sale, held on October 20, 2020 for £2,261,000 ($2,925,534). The data was sourced from publicly available auction records and does not include private sales.

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